

Mail Stop 4631

December 16, 2009

Via U.S. mail and facsimile

Kirk A. Benson
Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

> **RE: Headwaters Incorporated**
> **Form S-4 filed November 23, 2009**
> **File No. 333-163285**

Dear Mr. Benson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Prospectus Cover Page

2. Please revise to disclose the following on the cover page of the prospectus:

    - Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

    - Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

About This Prospectus, page i

3. We note the statement in the third paragraph that "[e]ach statement concerning the provisions of any document is qualified in its entirety by reference to the document so filed." You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also comply with this comment in the first paragraph under "Where You Can Find More Information" on same page.

Forward-Looking Statements, page ii

4. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 17

Transferability of the Exchange Notes, page 18

5. We note the representations that parties must make who are wishing to exchange outstanding note for exchange notes. Please revise or expand the list of representations to include the following:

    - A representation that the acquisition of the exchange notes will be received in the holder's as well as any beneficial owner's ordinary course of business.

- A representation from each holder that it is not engaged in and does not intend to engage in a distribution of the exchange notes.

Expiration Date; Extensions; Amendments; Termination, page 20

6. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

7. In addition to your statement that you "will promptly announce any extension, amendment or termination of the exchange offer by issuing a press release," we note your disclosure that you "reserve[] the right, in [your] absolute discretion, to…(iii) amend the exchange offer by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent." Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

8. Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Settlement Date, page 20

9. We note the disclosure indicating that you will issue exchange notes or return any outstanding notes not accepted for exchange "as soon as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout your filing accordingly.

Material United States Federal Income Tax Consequences, page 79

10. As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the exchange offer, please revise the tax disclosure to provide that the disclosure is counsel's tax opinion.

Exhibit 5.1 – Legal Opinion

11. Please have counsel revise its legal opinion to also cover the guarantees and provide that they are binding obligations of the guarantors.

Exhibit 8.1 – Tax Opinion

12. As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the exchange offer, please have counsel state in its opinion that the tax discussion in the prospectus is counsel's opinion with respect to the exchange offer. Counsel's current disclosure in its opinion that the statements in the tax discussion in the prospectus "constitute accurate summaries" is not sufficient.

Exhibit 99.1 – Form of Letter of Transmittal

13. Please revise the letter of transmittal to address each of the comments above, as applicable.

14. Please delete the language in the letter of transmittal requiring the holder to acknowledge that it has "reviewed the Prospectus." Please also revise your prospectus disclosure under the heading "Letter of Transmittal…," accordingly.

Supplemental Letter

15. We have read your supplemental letter filed December 3, 2009. Please revise your letter to address each of the following:

- Represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an any of your affiliates to distribute the exchange notes.

- Confirm that you will make each person participating in the exchange offer aware that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

- Confirm that you will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision:

  > If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding notes pursuant to the exchange offer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Linda C. Williams (via facsimile)
        Pillsbury Winthrop Shaw Pittman LLP